Exhibit 17.01

December 23, 2010

The Board of Directors of Joshua Gold Resources Inc. (formerly Bio-Carbon Systems International Inc.)

c/o Benjamin Ward, director

Re: 8K filings of Bio-Carbon Systems International Inc

We agree with the statements made by Bio-Carbon Systems Inc. (to be renamed Joshua Gold Resources Inc.) in item 5.02 of the Form 8-K reporting the resignation of the undersigned as directors and officers of the registrant.

Robert G. Cormier